Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

PATTERSON COMPANIES, INC.

1. Name. The name of the corporation is Patterson Companies, Inc.

2. Registered Office and Registered Agent. The address of the registered office of the corporation in Minnesota is 5200 WILLSON RD STE 150 EDINA MN 55424-1300 USA. The name of the registered agent of the corporation is Corporate Creations Network Inc.

3. Capital Stock. The aggregate number of shares that the corporation is authorized to issue is 100, par value $0.01 per share, all of which are designated as common shares.

4. No Cumulative Voting. There shall be no cumulative voting by the shareholders of the corporation.

5. No Preemptive Rights. The shareholders of the corporation shall not have any preemptive rights as defined in the Minnesota Business Corporation Act.

6. Limitation of Directors’ Liability. To the fullest extent permitted by the Minnesota Business Corporation Act as the same exists or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. Neither the amendment, modification or repeal of this article nor the adoption of any provision in these articles of incorporation inconsistent with this article shall adversely affect any right or protection of a director or officer of the corporation with respect to any act or omission that occurred prior to the time of such amendment, modification, repeal or adoption.

7. Indemnification of Directors and Officers. The corporation shall indemnify and may, in the discretion of the board of directors, insure directors, officers and employees of the corporation in the manner and to the full extent permitted by law.

8. Written Action by Directors. An action required or permitted to be taken at a meeting of the board of directors of the corporation may be taken by a written action signed, or counterparts of a written action signed in the aggregate, by all of the directors unless the action need not be approved by the shareholders of the corporation, in which case the action may be taken by a written action signed, or counterparts of a written action signed in the aggregate, by the number of directors that would be required to take the same action at a meeting of the board of directors of the corporation at which all of the directors were present.

9. Written Action by Shareholders. At any time that the corporation is not a “publicly held corporation” (as defined by Minnesota Statutes Section 302A.011, sub. 40), an action required or permitted to be taken at a meeting of the shareholders of the corporation may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting of the shareholders at which all shareholders were present.

Dated as of: April 17, 2025	/s/ Adam Fliss
Name: Adam Fliss
Title: Chief Executive Officer

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